March 9, 2016

VIA EDGAR

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Mr. David L. Orlic, Special Counsel

Re:	Siliconware Precision Industries Co., Ltd.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed January 7, 2016
File No. 005-79592

Gentlemen:

Siliconware Precision Industries Co., Ltd. (the “Company”, “we” or “our”) enclose herewith for filing via EDGAR with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, initially filed on January 7, 2016 (the “Schedule 14D-9”), as amended by Amendment No. 1 filed on January 26, 2016 and Amendment No. 2 filed on February 24, 2016. The Company’s Schedule 14D-9 has been revised to reflect the Company’s response to the comment letter, dated February 29, 2016 (the “Comment Letter”) received from the staff of the Commission (the “Staff”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Recommendation

1.	We note the response to prior comment 1 and continue to question how the cited disclosure is consistent with Rule 14e-2(a), if neither the board of directors nor a duly authorized committee thereof have resolved to make a statement of position with respect to the offer. Please therefore make the statement required by Rule 14e-2(a)(1) or provide a legal analysis supporting the position that the company has complied with the rule, citing all relevant authority.

In response to the Staff’s comment, the Company has revised Item 4 of the Schedule 14D-9 to make the statement required by Rule 14e-2(a)(1).

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Please feel free to contact Eva Chen, Chief Financial Officer, at +886(4) 2534-1525 (ext. 1528) if you would like further clarification or additional information.

Sincerely,

Siliconware Precision Industries Co., Ltd.

By:	/s/ Eva Chen
Eva Chen
Chief Financial Officer